FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement regarding resolutions passed at the ninth meeting of the seventh session of the board of directors of Huaneng Power International, Inc. (the “Registrant”);
2.	An announcement regarding inclusion of a newly proposed resolution for approval at the 2011 annual general meeting of the Registrant;
3.	A supplemental notice of 2011 annual general meeting of the Registrant;
4.	An announcement regarding proposed appointment of director change of the Registrant;
5.	An announcement regarding street number of business address of the Registrant; and
6.	A form of proxy for 2011 Annual General Meeting of the Registrant;

Each made by the Registrant on May 29, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT THE NINTH MEETING OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 28 May 2012, the Board of Directors of the Company convened the Ninth Meeting of the Seventh Session of the Board of Directors (the “Meeting”) by way of written resolutions. The convening of the Meeting complied with the Companies Law of the People’s Republic of China and the articles of association of the Company. The following resolutions were considered and unanimously approved at the Meeting:

1.	PROPOSAL REGARDING THE CHANGE IN DIRECTOR

As Ms. Huang Mingyuan has tendered her report to the Board of Directors of the Company resigning from the position of the non-executive director of the Seventh Session of the Board of Directors of the Company and the corresponding duties, the Board of Directors of the Company resolved to nominate Mr. Xie Rongxing as the candidate for the non-executive director of the Seventh Session of the Board of Directors of the Company and submit the same for consideration at the Company’s general meeting.

The Board of Directors is satisfied with the work rendered by Ms. Huang Mingyuan during her term of tenure. The Board of Directors highly regards and expresses its sincere gratitude to her contribution towards the development of the Company throughout the years.

2.	PROPOSAL TO ELECT A MEMBER OF THE NOMINATION COMMITTEE UNDER THE BOARD OF DIRECTORS

Resolved to nominate Mr. Xie Rongxing as a member of the Nomination Committee of the Seventh Session of the Board of Directors of the Company, subject to the approval being obtained at the shareholders’ meeting of the Company that Mr. Xie Rongxing as the non-executive director of the Seventh Session of the Board of Directors of the Company becomes effective.

The Independent non-executive Directors of the Company have agreed to resolution numbered 1 above according to the requirements under relevant rules of the listing places of the Company’s shares.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
29 May 2012

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

INCLUSION OF A NEWLY PROPOSED RESOLUTION FOR APPROVAL AT THE 2011 ANNUAL GENERAL MEETING

In accordance with the applicable laws and regulations, including the Company Law of the PRC and PRC’s Regulations for Convening of General Meetings of Listed Companies, shareholder(s) of a listed company who hold(s), individually or in aggregate, 3% or more of the shares of a listed company are entitled to put forward ad hoc proposal at general meetings. Huaneng International Power Development Corporation and Fujian Investment Development (Group) Co., Ltd., shareholders of the Company holding more than 3% of the issued shares of the Company, have asked the Board to table the proposal regarding the change in director at the 2011 Annual General Meeting to be held on 12 June 2012 after the Board considered and approved such proposal. On 28 May 2012, the Board considered and approved the proposal regarding the change in director. At the request of Huaneng International Power Development Corporation and Fujian Investment Development (Group) Co., Ltd., the Board therefore included such ad hoc proposal in the agenda of the 2011 Annual General Meeting as a newly-included proposed resolution numbered 10 for shareholders’ approval by way of ordinary resolution. Save for such newly-included proposed resolution numbered 10, all other matters and details as contained in the AGM Notice issued by the Company on 26 April 2012 remain unchanged.

The Revised Proxy Form will as soon as practicable be issued and despatched to the Company’s shareholders together with a copy of this announcement. Proxies in the from previously distributed by the Company together with the AGM Notice (dated 26 April 2012) that have been duly completed and timely submitted by the shareholders of the Company will still be considered valid proxies for the 2011 Annual General Meeting unless the Company receives a duly completed proxy on the Revised Form of Proxy. However, shareholders using the original proxy form will not be able to vote in respect of Resolution No. 10.

The notice (the “AGM Notice”) convening the 2011 annual general meeting (the “AGM” or “2011 Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) to be held at 9:00 a.m. on 12 June 2012 was issued by the Company on 26 April 2012. Unless otherwise specified, terms defined in the AGM Notice shall have the same meanings when used herein.

In accordance with the applicable laws and regulations, including the Company Law of the People’s Republic of China (“PRC”) and PRC’s Regulations for Convening of General Meetings of Listed Companies, shareholders(s) of a listed company who hold(s), individually or in aggregate, 3% or more of the shares of a listed company are entitled to put forward ad hoc proposal at general meetings. Huaneng International Power Development Corporation and Fujian Investment Development (Group) Co., Ltd., shareholders of the Company holding more than 3% of the issued shares of the Company, have asked the Board of Directors of the Company (the “Board”) to table the proposal regarding the change in director at the 2011 Annual General Meeting to be held on 12 June 2012 after the Board considered and approved such proposal. On 28 May 2012, the Board considered and approved the proposal regarding the change in director. At the request of Huaneng International Power Development Corporation and Fujian Investment Development (Group) Co., Ltd., the Board therefore included such ad hoc proposal in the agenda of the 2011 Annual General Meeting as a newly-included proposed resolution numbered 10 for shareholders’ approval by way of ordinary resolution.

Proposed resolution numbered 10 is set out below:

Proposal regarding the change in director (Resolution No. 10 as ordinary resolution)

Reference is made to the Company’s announcement dated 19 May 2012 regarding the resignation by Huang Mingyuan as non-executive Director. The Company proposes to appoint Mr. Xie Rongxing to be the non-executive for the Seventh Session of the Board of Directors of the Company.

Mr. Xie’s biographical details are set out below:

Mr. Xie Rongxing, aged 50. He is currently the Deputy General Manager of Fujian Investment and Development Group Co., Ltd. Before that, he worked with the following employers (in chronological order): the Fujian Planning Commission as officer and team leader of the Investment Division; Fujian Investment and Development Corporation as officer and first officer of the Planning and Finance Department, Deputy Manager of the General Plan Department (in charge of work), Deputy Manager (in charge of work) and Manager of the Communications and Energy Department; the Yongding County, Fujian Province as a member of the CPC Standing Committee at county level and Deputy Magistrate; Fujian Investment and Development Corporation as General Manager Assistant, Deputy Manager of the Funds and Finance Department, Manager of the Energy Department, Manager of the Investment Management Department; CNOOC Fujian Natural Gas Power Co., Ltd. as Deputy General Manager; Fujian Investment and Development Corporation as Deputy General Manager. Mr. Xie graduated from the Hubei Institute of Finance and Economics (currently known as the Zhongnan University of Economics and Law) with a bachelor’s degree in Financial Credit for Infrastructure Works and is now an economics engineer and a Master of Business Administration (MBA) with the University of Northern Virginia.

Mr. Xie’s tenure of office as director of the Seventh Session of the Board of Directors will expire at the conclusion of the Seventh Session of the Board of Directors of the Company. The annual remuneration of Mr. Xie will be announced after the determination is made. Save as disclosed above, Mr. Xie has not held any directorship, supervisorship or any other major appointment or qualification in other listed companies in the past three years. Mr. Xie does not have any relationship with any other Directors, Supervisors or senior management or substantial shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Mr. Xie which is discloseable pursuant to the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there any matter required to be disclosed pursuant to the Listing Rules. Save for the above, there is no other matter that is required to be brought to the attention of the shareholders of the Company.

Save for the inclusion of the proposed Ordinary Resolution numbered 10 as set out above, no other changes will be made to the resolutions proposed for approval at the AGM. All resolutions originally set out in the AGM Notice and other details included therein remain unchanged.

In light of the newly-included ordinary resolution set out above (the “New Resolution”) to be proposed at the AGM, a revised proxy form for use at the AGM (the “Revised Proxy Form”) will as soon as practicable be issued and despatched by the Company to its shareholders together with a copy of this announcement. Any of the Company’s shareholders entitled, but not otherwise able, to attend and vote in respect of the New Resolution at the AGM are strongly urged to complete and return the Revised Proxy Form in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the Revised Proxy Form will not preclude shareholders from attending and voting in respect of the New Resolution at the AGM (or any adjournment thereof).

The proxy form issued by the Company and despatched to its shareholders with AGM Notice dated 26 April 2012, if completed and received by the Company in accordance with the instructions printed thereon, is, and will continue to be, valid in respect of all other resolutions proposed for approval at the AGM. Shareholders not using the Revised Proxy Form are however not able to vote in respect of the New Resolution.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
29 May 2012

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL NOTICE OF 2011 ANNUAL GENERAL MEETING

Attention:

(1)
This supplemental notice is issued for the purposes of informing the shareholders of the Company that pursuant to the applicable rules and regulations of the People’s Republic of China, Huaneng International Power Development Corporation and Fujian Investment Development (Group) Co., Ltd., shareholders of the Company holding more than 3% of the issued share capital of the Company, have requested to put forward resolution numbered 10 below for shareholders’ approval at the 2011 Annual General Meeting to be held on 12 June 2012. Such resolution will then be considered and examined by shareholders by way of ordinary resolution at the 2011 Annual General Meeting.

(2)
A revised proxy form (“Revised Proxy Form”) is issued to the Company’s shareholders accompanying with this supplemental notice. The proxy form previously issued by the Company accompanying with the Notice of 2011 Annual General Meeting on 26 April 2012 (if duly completed and submitted) will still be valid unless the Company has received the Revised Proxy Form (if duly completed and submitted). However, shareholders using the original proxy form will not be able to vote in respect of Resolution numbered 10.

NOTICE IS HEREBY GIVEN that the 2011 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 12 June 2012 at the headquarters the Company at Huaneng Building, 4 Fuxingmennei Street

(now known as 6 Fuxingmennei Street), Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2011

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2011

3.	To consider and approve the audited financial statements of the Company for 2011

4.	To consider and approve the profit distribution plan of the Company for 2011 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2012 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company

To consider and approve that (i) the Company may issue short-term debentures of a principal amount up to RMB15 billion (in either one or multiple tranches) in the PRC within 12 months from the date on which the shareholders’ approval is obtained; and (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

7.	To consider and approve the proposal regarding the issue of super short-term debentures

To consider and approve that (i) the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the issue of super short-term debentures with a principal amount of not exceeding RMB30 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis); (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

8.	To consider and approve the issue of private placement of financial instruments

To consider and approve that the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the issue of private placement of financial instruments with a principal amount of not exceeding RMB15 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis); (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

9.	To consider and approve the extension of the general mandate for the issue of RMB-denominated debt instruments (Note 3)

ORDINARY RESOLUTION

10.	To consider and approve the proposal regarding the change in director (Note 4)

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
29 May 2012

Notes:

1.
As per the annual financial statements audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2011 under PRC GAAP and International Financial Reporting Standards was RMB1,268,245,238 and RMB1,180,511,443, respectively. 10% of the net profit attributable to shareholders of the Company for 2011 under PRC GAAP (i.e. RMB1,268,245,238) should be appropriated to the statutory surplus reserve fund, amounting to RMB126,824,524. There was no appropriation to discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the net profit attributable to shareholders of the Company determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2011 is a cash dividend of RMB0.05 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB702,769,172.

2.	Please refer to the circular of the Company dated 26 April 2012 for details regarding the proposed change in auditors.

3.	Proposal regarding the extension of the general mandate for the issue of RMB-denominated debt instruments

Having considered at the 16th Meeting of the Sixth Session of the Board of Directors on 29th March 2011, the Proposal regarding the General Mandate for the issue of RMB-denominated Debt Instruments was passed at the 2010 annual general meeting held on 17 May 2011, pursuant to which the Company may issue either in one or multiple tranches financing instruments of RMB-denominated debt instruments, with a principal amount of up to RMB5 billion in or outside PRC within 12 months from the date the issue is approved at the general meeting, and an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the issue of relevant debt financing instruments in accordance with the need of the Company and the market conditions as well as the supervisory provisions, including (but not limited to) the amount, interest, terms, potential investors and use of proceeds within the prescribed scope as set out above, and the production, execution and disclosure of all necessary documents.

Given that the effective period of the above mandate would  expire on 16 May 2012, and to ensure that the issue of RMB-denominated debt instruments could be processed smoothly, approval is sought to extend the effective period of the above mandate for 24 months from 16 May 2012, with the authorization remains unchanged.

4.	Please refer to the Company’s announcement dated 29 May 2012 regarding the nomination of Mr. Xie Rongxing as a non-executive director of the Seventh Session of the Board of Directors of the Company.

Mr. Xie’s biographical details are set out below:

Mr. Xie Rongxing, aged 50. He is currently the Deputy General Manager of Fujian Investment and Development Group Co., Ltd. Before that, he worked with the following employers (in chronological order): the Fujian Planning Commission as officer and team leader of the Investment Division; Fujian Investment and Development Corporation as officer and first officer of the Planning and Finance Department, Deputy Manager of the General Plan Department (in charge of work), Deputy Manager (in charge of work) and Manager of the Communications and Energy Department; the Yongding County, Fujian Province as a member of the CPC Standing Committee at county level and Deputy Magistrate; Fujian Investment and Development Corporation as General Manager Assistant, Deputy Manager of the Funds and Finance Department, Manager of the Energy Department, Manager of the Investment Management Department; CNOOC Fujian Natural Gas Power Co., Ltd. as Deputy General Manager; Fujian Investment and Development Corporation as Deputy General Manager. Mr. Xie graduated from the Hubei Institute of Finance and Economics (currently known as the Zhongnan University of Economics and Law) with a bachelor’s degree in Financial Credit for Infrastructure Works and is now an economics engineer and a Master of Business Administration (MBA) with the University of Northern Virginia.

Mr. Xie’s tenure of office as director of the Seventh Session of the Board of Directors will expire at the conclusion of the Seventh Session of the Board of Directors of the Company. The annual remuneration of Mr. Xie will be announced after the determination is made. Save as disclosed above, Mr. Xie has not held any directorship, supervisorship or any other major appointment or qualification in other listed companies in the past three years. Mr. Xie does not have any relationship with any other Directors, Supervisors or senior management or substantial shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Mr. Xie which is discloseable pursuant to the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there any matter required to be disclosed pursuant to the Listing Rules. Save for the above, there is no other matter that is required to be brought to the attention of the shareholders of the Company.

5.	Proxy

(i) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

	(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

	(v)	The resolutions set out in this Notice will be voted by poll.

6.	Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

	(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 22 May 2012.

	(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

7.	Closure of H Share register members

Closure of register of members for the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of shares from 22 May 2012 to 12 June 2012 (both days inclusive).

In order to qualify to attend the Annual General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 21 May 2012 Holders of H shares whose names are recorded in the register of member of the Company on 22 May 2012 are entitled to attend the Annual General Meeting.

Closure of register of member for payment of final dividend of 2011

In order to determine the shareholders of H shares entitled to receive the final dividend for the year ended 31 December 2011, the Company will suspend registration of transfer of shares from 22 June 2012 to 27 June 2012 (both days inclusive).

In order to qualify to receive the final dividend, shareholders of H shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Room 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 21 June 2012. Holders of H Shares whose names are recorded in the register of member of the Company on 27 June 2012 are entitled to receive the final dividend for the year 2011.

8.	Other Businesses

	(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

	(iii)	The business address of the Company is at:

Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6999
Facsimile No.: (+86)-10-6322 6888

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED APPOINTMENT OF DIRECTOR

Reference is made to the announcement dated 19 May 2012 published by Huaneng Power International, Inc. (the “Company”) on the resignation of Ms. Huang Mingyuan (non-executive director).

PROPOSED APPOINTMENT OF DIRECTOR

The Company proposes to nominate Mr. Xie Rongxing (“Mr. Xie”) to be the candidate of the non-executive director for the Seventh Session of the Board of Directors of the Company.

Mr. Xie’s biographical details are set out below:

Mr. Xie Rongxing, aged 50. He is currently the Deputy General Manager of Fujian Investment and Development Group Co., Ltd. Before that, he worked with the following employers (in chronological order): the Fujian Planning Commission as officer and team leader of the Investment Division; Fujian Investment and Development Corporation as officer and first officer of the Planning and Finance Department, Deputy Manager of the General Plan Department (in charge of work), Deputy Manager (in charge of work) and Manager of the Communications and Energy Department; the Yongding County, Fujian Province as a member of the CPC Standing Committee at county level and Deputy Magistrate; Fujian Investment and Development Corporation as General Manager Assistant, Deputy Manager of the Funds and Finance Department, Manager of the Energy Department, Manager of the Investment Management Department; CNOOC Fujian Natural Gas Power Co., Ltd. as Deputy General Manager; Fujian Investment and Development Corporation as Deputy General Manager. Mr. Xie graduated from the Hubei Institute of Finance and Economics (currently known as the Zhongnan University of Economics and Law) with a bachelor’s degree in Financial Credit for Infrastructure Works and is now an economics engineer and a Master of Business Administration (MBA) with the University of Northern Virginia.

Mr. Xie’s tenure of office as director of the Seventh Session of the Board of Directors will expire at the conclusion of the Seventh Session of the Board of Directors of the Company. The annual remuneration of Mr. Xie will be announced after the determination is made. Save as disclosed above, Mr. Xie has not held any directorship, supervisorship or any other major appointment or qualification in other listed companies in the past three years. Mr. Xie does not have any relationship with any other Directors, Supervisors or senior management or substantial shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Mr. Xie which is discloseable pursuant to the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there any matter required to be disclosed pursuant to the Listing Rules. Save for the above, there is no other matter that is required to be brought to the attention of the shareholders of the Company.

Circular containing, inter alia, the proposed appointment of Mr. Xie as a director of the Company, together with the supplemental notice of the 2011 annual general meeting, will be sent to Shareholders as soon as practicable.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
29 May 2012

Document 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE OF STREET NUMBER OF BUSINESS ADDRESS

With effect from 28 May 2012, the street number of the business address of Huaneng Power International, Inc. (the “Company”) will be re-numbered from “4 Fuxingmennei Street” to “6 Fuxingmennei Street”. Save for the change aforesaid, the contact details of the Company shall remain unchanged. The business address and contact details for the Company shall be as follows:

Business address:	Huaneng Building
No. 6 Fuxingmennei Street, Xicheng District, Beijing, 100031
China

Contact Telephone:	8610-6322 6999

Facsimile:	8610-6322 6888

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
29 May 2012

Document 6

Proxy Form for 2011 Annual General Meeting (Revised)

Attention:
Please note that Resolution No. 10 is a new item included in the agenda of 2011 Annual General Meeting. For further details, please refer to the announcement and supplemental notice of 2011 annual general meeting both issued by the Company on 28 May 2012.

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)  of
,
Shareholders’ Account:  and I.D. No.: ,
being the holder(s) of  H Share(s)/Domestic Share(s) * (Note 1) of Huaneng Power International , Inc.
(the “Company”) now appoint(Note 3)  I.D. No.:
(of ),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2011 Annual General Meeting to be held at 9 a.m. on 12 June 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmeni Street (now known as 6 Fuxingmennei Street), Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2011
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2011
3.	To consider and approve the audited financial statements of the Company for 2011
4.	To consider and approve the profit distribution plan of the Company for 2011
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2012
SPECIAL RESOLUTIONS
6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company
7.	To consider and approve the proposal regarding the issue of super short-term debentures
8.	To consider and approve the issue of private placement of financial instruments
9.	To consider and approve the extension of the general mandate for the issue of RMB-denominated debt instruments
ORDINARY RESOLUTION
10.	To consider and approve the proposal regarding the change in director

Date: 2012	Signature: (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2011 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “X” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “X” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2011 Annual General Meeting.

7.	The full text of Resolution 10 is set out in the Supplemental Notice of 2011 Annual General Meeting.

8.
IMPORTANT: A SHAREHOLDER WHO HAS ALREADY LODGED THE PROXY FORM (“FIRST PROXY FORM”) WHICH WAS SENT TOGETHER WITH THE COMPANY’S NOTICE OF 2011 ANNUAL GENERAL MEETING DATED 26 APRIL 2012 SHOULD NOTE THAT:

(a)
If this Revised Proxy Form is not lodged with the Company’s H Share Registrar, the First Proxy Form will be treated as a valid proxy form lodged by him/her if correctly completed. However, shareholders using the First Proxy Form will not be able to vote in respect of Resolution numbered 10.

(b)
If this Revised Proxy Form is lodged with the Company’s H Share Registrar not less than 24 hours before the time fixed for convening the Annual General Meeting, this Revised Proxy Form will revoke and supersede the First Proxy Form previously lodged by him/her. This Revised Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

9
If a shareholder has any queries about the validity of his/her proxy form deposited, he/she may contact the Company’s H Share Registrar Hong Kong Registrar Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming
Name:	Du Daming
Title:	Company Secretary

Date:    May 29, 2012